Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings
Income (loss) before Income Taxes	$20	$(38)	$47	$(71)
Fixed Charges	212	213	425	425
Total Earnings	$232	$175	$472	$354

Fixed Charges
Interest Expense	$205	$206	$411	$411
Amortization of Debt Costs	5	5	10	10
Interest Element of Rentals	2	2	4	4
Total Fixed Charges	$212	$213	$425	$425

Ratio of Earnings to Fixed Charges (1)	1.09	—	1.11	—

(1)
Earnings for the three and six months ended June 30, 2013 were insufficient to cover fixed charges by $38 million and $71 million, respectively. As a result of such deficiencies, the ratios are not presented above.